March 5, 2014

VIA EDGAR

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Radware Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 000-30324

Dear Mr. Krikorian:

Reference is made to the letter, dated February 21, 2014, to Mr. Roy Zisapel, Chief Executive Officer of Radware Ltd. (“Radware,” and together with its subsidiaries, “we” or the “Company”), setting forth two additional comments (the  “Second Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2012, filed with the Commission on March 28, 2013 (the “2012 Annual Report”).

Set forth below are the responses of the Company to the comments of the Staff raised in the Second Comment Letter.  For your convenience, the Staff’s comments have been added below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

e. Bank deposits, page F-13

1.	We note your proposed disclosure that the financial institutions that hold the Company’s bank deposits are institutions with high credit standing located in the United States and Israel, and accordingly, minimal credit risk from geographic or credit concentrations exists with respect to these bank deposits. Please tell us how you define the term “high credit standing,” including the rating organizations that your investment policies require that you use. Tell us what consideration you gave to disclosing these factors. Further, please tell us what consideration you gave to disclosing the contractual maturities of your bank deposits in accordance with ASC 320-10-50.

Radware Ltd., 22 Rauol Wallenberg Street, Tel Aviv 69710, Israel. Tel: 972-3-766 8666 /Fax: 972-3-766 8982

Stephen Krikorian
March 5, 2014

Response:

As of December 31, 2012 our bank deposits amounted to $120 million, and were deposited in the largest banks in Israel, which are rated AA+, as determined by the Israeli affiliate of S&P, which is in line with our investment policy and is considered as “high credit standing”.

The maximal contractual duration of any of our bank deposits was 2 years. As of December 31, 2012, the weighted average duration of our deposits was 1.5 years and the weighted average time to maturity was 1.1 years.

The Company will include in future filings disclosure with respect to the credit ratings and contractual maturities of the bank deposits.

Note 3 to Marketable Securities, page F-23

2.	We note your response to prior comment 2 that you concluded that there is minimal risk in your investment portfolio arising from geographic and credit concentration. However, we note your disclosure on page 11 that interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond your control. Please clarify why you do not believe disclosure of the geographic concentration of your investments is necessary. Further, we note that you will include in future filings disclosure that the Company maintains a diverse portfolio of highly-rated securities. Please clarify how you define “highly-rated,” including the rating organizations that your investment policies require that you use and whether they are consistent across geographic regions. Tell us what consideration you gave to disclosing these factors.

Response:

We do not believe disclosure of the geographic concentration of our investments in debt securities is necessary as we usually hold these bonds until maturity, and any changes in market interest rates will have no impact on the value of the bond upon maturity. In addition, we believe that the rating agencies take into consideration the geographic risk and it is reflected in their rating. As such, we believe that disclosure of geographic concentration provides no additional meaningful information to investors.

Our investment policy requires A- and higher rating at the time of the investment, as determined by S&P, regardless of the geographic region of the issuer. As of December 31, 2012, 95% of our debt securities portfolio was rated A- or higher and 5% was rated BBB and BBB+ , which is considered by us as highly rated securities portfolio.

The Company will include in future filings disclosure with respect to the credit ratings of the securities.

* * *

Pursuant to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please contact me at +972-3-7668610.

Sincerely,

/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer

Radware Ltd., 22 Rauol Wallenberg Street, Tel Aviv 69710, Israel. Tel: 972-3-766 8666 /Fax: 972-3-766 8982